File No. 811-07529


                          SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.  20549


                   NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                      UNDER THE INVESTMENT COMPANY ACT OF 1940


                           ASIAN SMALL COMPANIES PORTFOLIO
                             (Exact Name of Registrant)


                               NOTIFICATION OF ELECTION

              The  undersigned  registered  open-end  investment company  hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a holder of record of an interest in the registrant, limited in amount with respect to each holder during any 90-day period to the lesser of (i) $250,000, or (ii) one percent of the net asset value of the registrant at the beginning of such period, as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                      SIGNATURE

              Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Boston and the Commonwealth of Massachusetts on the 5th day of February, 1996.

                                                ASIAN SMALL COMPANIES PORTFOLIO


                                                By: /s/ James B. Hawkes
                                                    -------------------
                                                    James B. Hawkes
                                                    President

     Attest: /s/ Eric G. Woodbury
             ----------------------
                 Eric G. Woodbury
                 Assistant Secretary
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